EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
June 30, 2024

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
(Expressed in US millions, except share amounts)

	As of
	June 30, 2024	December 31, 2023
	$	$
Assets
Current assets
Cash and cash equivalents	1,541	1,413
Marketable securities	3,480	3,595
Trade and other receivables, net	275	282
Loans and merchant cash advances, net	918	816
Other current assets	188	169
	6,402	6,275
Long-term assets
Property and equipment, net	51	49
Operating lease right-of-use assets, net	93	98
Intangible assets, net	26	29
Deferred tax assets	44	44
Equity and other investments ($2,474 and $2,977, carried at fair value)	3,590	3,597
Equity method investment	691	780
Goodwill	449	427
	4,944	5,024
Total assets	11,346	11,299
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	559	579
Deferred revenue	298	302
Operating lease liabilities	17	17
	874	898
Long-term liabilities
Deferred revenue	170	196
Operating lease liabilities	203	217
Convertible senior notes	917	916
Deferred tax liabilities	10	6
	1,300	1,335
Contingencies (Note 10)
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 1,210,505,123 and 1,207,318,947, issued and outstanding; unlimited Class B restricted voting shares authorized, 79,294,166 and 79,251,346 issued and outstanding; 1 Founder share authorized, 1 and 1 issued and outstanding	9,368	9,201
Additional paid-in capital	301	251
Accumulated other comprehensive (loss) income	(5)	4
Accumulated deficit	(492)	(390)
Total shareholders’ equity	9,172	9,066
Total liabilities and shareholders’ equity	11,346	11,299

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(unaudited)
(Expressed in US millions, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Revenues
Subscription solutions	563	444	1,074	826
Merchant solutions	1,482	1,250	2,832	2,376
	2,045	1,694	3,906	3,202
Cost of revenues
Subscription solutions	97	85	192	169
Merchant solutions	903	774	1,712	1,481
	1,000	859	1,904	1,650
Gross profit	1,045	835	2,002	1,552
Operating expenses
Sales and marketing	353	321	714	608
Research and development	349	648	684	1,106
General and administrative	60	131	184	254
Transaction and loan losses	42	31	93	73
Impairment on sales of Shopify's logistics businesses	—	1,340	—	1,340
Total operating expenses	804	2,471	1,675	3,381
Income (loss) from operations	241	(1,636)	327	(1,829)
Other (expense) income, net
Interest income	80	58	159	110
Net realized gain on equity and other investments	3	—	3	—
Net unrealized (loss) gain on equity and other investments	(79)	281	(452)	496
Net loss on equity method investment	(44)	—	(88)	—
Foreign exchange gain (loss)	2	(4)	(2)	(2)
Total other (expense) income, net	(38)	335	(380)	604
Income (loss) before income taxes	203	(1,301)	(53)	(1,225)
Provision for income taxes	(32)	(10)	(49)	(18)
Net income (loss)	171	(1,311)	(102)	(1,243)

Net income (loss) per share attributable to shareholders:
Basic	$0.13	$(1.02)	$(0.08)	$(0.97)
Diluted	$0.13	$(1.02)	$(0.08)	$(0.97)

Weighted average shares used to compute net income (loss) per share attributable to shareholders:
Basic	1,288,900,183	1,280,407,642	1,288,138,451	1,278,655,866
Diluted	1,299,913,079	1,280,407,642	1,288,138,451	1,278,655,866

Other comprehensive (loss) income
Unrealized (loss) gain on cash flow hedges	(1)	11	(9)	20
Tax effect on unrealized (loss) gain on cash flow hedges	—	—	—	—
Total other comprehensive (loss) income	(1)	11	(9)	20
Comprehensive income (loss)	170	(1,300)	(111)	(1,223)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
(Expressed in US millions, except share amounts)

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
	Shares	Amount $
As of December 31, 2022	1,275,128,567	8,747	30	(16)	(522)	8,239
Exercise of stock options	624,667	13	(7)	—	—	6
Stock-based compensation	—	—	135	—	—	135
Vesting of restricted share units	2,923,934	116	(116)	—	—	—
Issuance of restricted shares related to business acquisitions	238,468	10	(10)	—	—	—
Net income and comprehensive income for the period	—	—	—	9	68	77
As of March 31, 2023	1,278,915,636	8,886	32	(7)	(454)	8,457
Exercise of stock options	1,611,850	50	(24)	—	—	26
Stock-based compensation	—	—	280	—	—	280
Vesting of restricted share units	1,942,859	83	(83)	—	—	—
Net loss and comprehensive income for the period	—	—	—	11	(1,311)	(1,300)
As of June 30, 2023	1,282,470,345	9,019	205	4	(1,765)	7,463

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
	Shares	Amount $
As of December 31, 2023	1,286,570,294	9,201	251	4	(390)	9,066
Exercise of stock options	351,486	6	(3)	—	—	3
Stock-based compensation	—	—	105	—	—	105
Vesting of restricted share units	1,206,213	76	(76)	—	—	—
Net loss and comprehensive loss for the period	—	—	—	(8)	(273)	(281)
As of March 31, 2024	1,288,127,993	9,283	277	(4)	(663)	8,893
Exercise of stock options	451,202	4	(1)	—	—	3
Stock-based compensation	—	—	106	—	—	106
Vesting of restricted share units	1,220,095	81	(81)	—	—	—
Net income and comprehensive loss for the period	—	—	—	(1)	171	170
As of June 30, 2024	1,289,799,290	9,368	301	(5)	(492)	9,172

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(Expressed in US millions)

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Cash flows from operating activities
Net income (loss) for the period	171	(1,311)	(102)	(1,243)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization and depreciation	10	17	20	47
Stock-based compensation	106	280	211	415
Provision for transaction and loan losses	26	15	54	43
Deferred income tax expense	2	2	3	3
Revenue related to non-cash consideration	(21)	(39)	(56)	(87)
Impairment on sales of Shopify's logistics businesses	—	1,340	—	1,340
Net loss (gain) on equity and other investments	76	(281)	449	(496)
Net loss on equity method investment	44	—	88	—
Unrealized foreign exchange (gain) loss	(2)	1	4	(2)
Changes in operating assets and liabilities	(72)	94	(93)	198
Net cash provided by operating activities	340	118	578	218
Cash flows from investing activities
Purchases of property and equipment	(7)	(21)	(13)	(35)
Purchases of marketable securities	(1,834)	(1,279)	(3,971)	(2,377)
Maturities of marketable securities	1,663	1,245	3,810	2,642
Purchases and originations of loans	(710)	(457)	(1,285)	(806)
Repayments and sales of loans	594	279	1,139	445
Purchases of equity and other investments	(106)	(14)	(107)	(104)
Acquisition of businesses, net of cash acquired	(26)	—	(26)	(31)
Other	2	(26)	2	(26)
Net cash used in investing activities	(424)	(273)	(451)	(292)
Cash flows from financing activities
Proceeds from the exercise of stock options	3	26	6	32
Net cash provided by financing activities	3	26	6	32
Effect of foreign exchange on cash and cash equivalents	(1)	2	(5)	4
Net increase in cash and cash equivalents	(82)	(127)	128	(38)
Cash and cash equivalents – Beginning of Period	1,623	1,738	1,413	1,649
Cash and cash equivalents – End of Period	1,541	1,611	1,541	1,611

Supplemental cash flow information:
Cash paid for income taxes, net	40	11	49	21

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)
1.Nature of Business

Shopify Inc. ("Shopify" or the "Company") was incorporated as a Canadian corporation on September 28, 2004. Shopify is a leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a business of any size. Shopify makes commerce better for everyone with a software platform and services that are engineered for simplicity and reliability, while delivering a better shopping experience for consumers everywhere. The Company's software enables merchants to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

Founded in Ottawa, Canada, the Company's principal place of business is the internet.

2.Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.
These unaudited condensed consolidated financial statements of the Company have been presented in U.S. dollars ("USD") and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), including the applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.
In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of its financial position, results of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2023. The condensed consolidated balance sheet at December 31, 2023 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.
The interim results for the three and six months ended June 30, 2024 are not necessarily indicative of the results expected for the full fiscal year.

3.Significant Accounting Policies

There have been no material changes to the Company’s significant accounting policies during the three and six months ended June 30, 2024, as compared to the significant accounting policies described in the Company’s annual consolidated financial statements for the year ended December 31, 2023.

Use of Estimates

The preparation of the condensed consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates made by management. Significant estimates, judgments and assumptions in these condensed consolidated financial statements include: key judgments related to revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants; estimates and judgments

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

involved in applying the measurement alternative associated with equity and other investments in private companies, including revenue growth rates and revenue multiples based on market comparables; estimates involved in our equity method investment; probabilities of achieving performance milestones associated with non-cash revenue consideration from strategic partnerships; and the probability and amount of loss contingencies.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, loans, merchant cash advances, and foreign exchange derivative instruments subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. We limit the amount of credit exposure with any one financial institution and conduct timely evaluations of the credit worthiness of these financial institutions. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables, and loans receivable and merchant cash advances. Trade and other receivables, and loans receivable and merchant cash advances are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada ("EDC"), a wholly-owned corporation of the Government of Canada, who is AAA rated as of June 30, 2024. The Company pays EDC a monthly premium based on total eligible dollars advanced, and records this as "General and administrative" expense in the condensed consolidated statements of operations and comprehensive income (loss). All policies include a deductible set at either a specified dollar loss threshold or calculated as a percentage of eligible advances issued. After considering the Company’s deductible and the insurer's maximum liability under the policies, the majority of the Company's gross outstanding balance of loans and merchant cash advances as of June 30, 2024 is covered. The receivable related to insurance recoveries, if any, is included in "Loans and merchant cash advances, net" in the condensed consolidated balance sheets. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Equity and Other Investments Risk

The Company holds equity and other investments that are subject to a wide variety of market-related risks that could substantially reduce or increase the fair value of our holdings. The Company's equity and other investments in public companies are recorded at fair value, which is subject to market price volatility. The Company also holds an investment option to purchase Series B common shares in Klaviyo, Inc., which is accounted for as a derivative instrument and valued using the Black-Scholes model, and is subject to market price volatility as well as a discount for lack of marketability. The Company's equity investments in private companies are recorded using the measurement alternative and are assessed each reporting period for observable price changes and impairments, which may involve estimates and judgments given the lack of readily available market data. Certain equity investments in private companies are in the early stages of development and are inherently risky due to their lack of operational history. Furthermore, for the equity method investment, Shopify's share of income and loss from these investments may cause volatility to Shopify's earnings. The Company's debt investments in convertible notes of private companies are recorded at fair value, which are impacted by the underlying entities' valuations and interest rates.

The Company has a high concentration of risk associated with a small number of equity and other investments that are impacted by fluctuations in their fair values or by observable changes or impairments.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Foreign Exchange Risk

The Company's results of operations and foreign currency assets and liabilities are exposed to foreign currency fluctuations.

While the majority of the Company's revenues, cost of revenues, and operating expenses are denominated in USD, a significant portion are denominated in foreign currencies. Due to offering Shopify Payments, Shopify Capital, subscriptions and other billings to select countries in local currency, a significant proportion of revenue transactions are denominated in British pound sterling ("GBP"), Euros, and Canadian dollars ("CAD"). Furthermore, as the Company continues to have significant Canadian operations and as operations continue to expand internationally, a significant proportion of operating expenses are also incurred in the aforementioned foreign currencies.

Although foreign currency fluctuations associated with revenues and costs may partially offset one another in earnings, the Company uses foreign exchange derivative products to mitigate a portion of the remaining exposure of foreign currency fluctuations as discussed in Note 4. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties.

4.Financial Instruments

The Company measures financial instruments based on quoted prices in active markets (Level 1), inputs from similar instruments such as quoted prices or other observable market data (Level 2), or where little or no market activity exists, using unobservable inputs that require judgment or estimation (Level 3).

Debt Securities

The Company holds certain debt securities that are classified as held-to-maturity at the time of purchase as the Company has both the positive intent and ability to hold to maturity. The fair value of corporate bonds are based upon Level 2 inputs, which include period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

The Company also holds debt securities in the form of convertible notes in private companies classified as available-for-sale for which the Company has elected to apply the fair value option. The investments are carried at fair value at each balance sheet date and any movements in the fair values are recognized in the condensed consolidated statement of operations and comprehensive income (loss).

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

The following tables summarize debt securities by balance sheet classification and level within the fair value hierarchy:

	As of June 30, 2024
	Carrying Value
	Cash Equivalents	Marketable Securities	Equity and Other Investments	Fair Value
	$	$	$	$
Level 1:
U.S. term deposits	—	445	—	458
U.S. federal bonds and agency securities	—	1,429	434	1,861
Corporate bonds and commercial paper	134	—	—	134
	134	1,874	434	2,453
Level 2:
Corporate bonds and commercial paper	—	1,606	—	1,605
Level 3:
Convertible notes in private companies	—	—	517	517
	134	3,480	951	4,575

The fair values of marketable securities above include accrued interest of $20, which is excluded from the carrying amounts. The accrued interest is included in "Trade and other receivables, net" in the condensed consolidated balance sheets. Additional accrued interest of $38 recognized on the convertible notes in private companies is included in the carrying amount and fair value above.

	As of December 31, 2023
	Carrying Value
	Cash Equivalents	Marketable Securities	Equity and Other Investments	Fair Value
	$	$	$	$
Level 1:
U.S. term deposits	—	445	—	458
U.S. federal bonds and agency securities	—	1,541	115	1,657
Canadian federal bonds and agency securities	—	100	—	100
Corporate bonds and commercial paper	152	—	—	152
	152	2,086	115	2,367
Level 2:
Corporate bonds and commercial paper	—	1,509	—	1,509
Level 3:
Convertible notes in private companies	—	—	495	495
	152	3,595	610	4,371

The fair values above include accrued interest of $15, which is excluded from the carrying amounts. The accrued interest is included in "Trade and other receivables, net" in the condensed consolidated balance sheets. Additional accrued interest of $21 recognized on the convertible notes in private companies is included in the carrying amount and fair value above.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

The following table outlines estimated fair values of our debt investments by date of contractual maturity as of June 30, 2024:

Fair Value
Due within one year	$3,624
Due after one year to three years	434
$4,058

Equity Securities

The Company holds equity investments in public companies that were obtained through a combination of direct investment and strategic partnerships.

Equity investments with readily determinable fair values are comprised of:

	June 30, 2024			December 31, 2023
	Level 1	Level 3	Total	Level 1	Level 3	Total
	$	$	$	$	$	$
Global-E Online Ltd.(1)	792	9	801	856	18	874
Affirm Holdings, Inc.	613	—	613	997	—	997
Klaviyo, Inc.(2)	353	90	443	376	113	489
	1,758	99	1,857	2,229	131	2,360
(1) In the three and six months ended June 30, 2024, $9 and $9 was transferred from Level 3 to Level 1 (June 30, 2023 - $15 and $49 due to the vesting of warrants). The equity investments categorized as Level 3 in the fair value hierarchy represent unvested warrants that require the application of a discount for lack of marketability which was 4% at June 30, 2024 (December 31, 2023 - 8%).
(2) In the three and six months ended June 30, 2024, $8 and $17 was transferred from Level 3 to Level 1, respectively, due to the vesting of warrants. The equity investments categorized as Level 3 in the fair value hierarchy represent unvested warrants that require the application of a discount for lack of marketability which was 20% at June 30, 2024 (December 31, 2023 - 21%).

Adjustments related to equity and other investments with readily determinable fair values for the three and six months ended June 30, 2024 and 2023 were as follows:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Balance, beginning of the period	2,009	938	2,360	648

Adjustments related to equity and other investments with readily determinable fair values:
Sale of equity and other investments	—	—	—	(1)
Net unrealized (losses) gains	(152)	275	(503)	566
Balance, end of the period	1,857	1,213	1,857	1,213

Equity Investments without Readily Determinable Fair Values

The carrying value of equity investments in private companies without readily determinable fair values are:

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

	June 30, 2024	December 31, 2023
	$	$
Total initial value	927	820
Cumulative gross unrealized gains	135	55
Cumulative gross unrealized losses and impairment	(379)	(370)
Total carrying value of equity and other investments without readily determinable fair values	683	505

Adjustments related to equity and other investments without readily determinable fair values for the three and six months ended June 30, 2024 and 2023 were as follows:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Balance, beginning of the period	498	1,117	505	1,085

Adjustments related to equity and other investments without readily determinable fair values:
Purchases of equity and other investments	106	14	107	104
Investments received as non-cash consideration in exchange for services	—	43	—	60
Gross unrealized gains(1)	79	5	80	7
Gross unrealized losses and impairments(2)	—	—	(9)	(77)
Transfers out of measurement alternative	—	(323)	—	(323)
Balance, end of the period	683	856	683	856
(1) During the three and six months ended June 30, 2024, the Company identified an observable price change resulting in the remeasurement of a private investment at fair value on a non-recurring basis. The resulting unrealized gains of $78 were presented as "Net unrealized (loss) gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive income (loss).
(2) During the six months ended June 30, 2024 and 2023, the Company identified an observable price change resulting in the remeasurement of a private investment at fair value on a non-recurring basis. The resulting unrealized losses were presented as "Net unrealized (loss) gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive income (loss).

As of June 30, 2024, included in the total $683 of equity and other investments without readily determinable fair values, $555 was remeasured at fair value and was classified within Level 3 of the fair value measurement hierarchy on a non-recurring basis.

Equity Method Investment

The Company holds an equity method investment in Flexport which is presented within "Equity method investment" in the condensed consolidated balance sheets and is carried at the amount of Shopify’s original investment, as adjusted each period for Shopify’s share of the investee’s income or loss and the basis difference amortization, which is the difference between the fair value of our investment in the company and the underlying equity in the net assets of the investee. Results are reported with a one-quarter delay due to the timing of financial information availability from the investee. For the three and six months ended June 30, 2024 our share of the loss in the investee for the period was $44 and $88, respectively, and is presented within "Net loss on equity method investment" in the condensed consolidated statement of operations and comprehensive income (loss).

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Derivative Instruments and Hedging

As of June 30, 2024, the Company held foreign exchange forward contracts and options for USD, GBP and CAD with a total notional value of $495 (December 31, 2023 - $473), to fund a portion of its operations. The fair value of foreign exchange forward contracts and options was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

Derivative Instruments Designated as Hedges

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program, the Company has entered into foreign exchange forward contracts and options with certain financial institutions and designated those hedges as cash flow hedges. The Company is hedging cash flows associated with payroll and facility costs.

The fair values of outstanding derivative instruments were as follows:

	June 30, 2024	December 31, 2023
	$	$
Level 2:
Foreign exchange forward contracts and options assets (classified in other current assets)	—	6
Foreign exchange forward contract liabilities (classified in accounts payable and accrued liabilities)	3	3

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Unrealized gains and losses related to changes in the fair value of foreign exchange forward contracts and options designated as cash flow hedges were as follows:

	June 30, 2024	June 30, 2023
	$	$
Unrealized gains	—	7
Unrealized losses	(3)	(1)
Total net unrealized (losses) gains	(3)	6

These unrealized gains and losses were included in "Accumulated other comprehensive (loss) income", "Other current assets" and "Accounts payable and accrued liabilities" in the condensed consolidated balance sheets. These amounts are expected to be reclassified into earnings over the next twelve months.

Realized losses related to the maturity of foreign exchange forward contracts and options designated as cash flow hedges were as follows:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Realized losses in operating expenses	(2)	(4)	(2)	(12)

Derivative Instruments Not Designated as Hedges

The Company holds an investment option to purchase 15,743,174 of Series B common shares of Klaviyo, Inc. at an exercise price of $88.93 with an expiration date of July 28, 2030. The options are fair valued quarterly under Level 3 of the fair value hierarchy as certain unobservable inputs are used within the Black-Scholes model as well as a discount for lack of marketability. The fair value of the options as of June 30, 2024, utilizing a discount for lack of marketability of 29%, was $99 (December 31, 2023 - 31%, and $122) and is presented within "Equity and other investments" in the condensed consolidated balance sheets. The Company recognized an unrealized loss of $7 and $23 for the three and six months ended June 30, 2024 and is presented as a component of "Net unrealized (loss) gain on equity and other investments".

5.Trade and Other Receivables

When revenue is recognized, the Company records a receivable that is included in "Trade and other receivables, net" in the condensed consolidated balance sheet. Trade receivables and unbilled revenues, net of allowance for credit losses, were as follows:

	June 30, 2024	December 31, 2023	December 31, 2022
	$	$	$
Unbilled revenues, net	126	132	123
Trade receivables, net	48	62	80
Indirect taxes receivable	44	46	31
Other receivables	37	27	23
Accrued interest	20	15	16
	275	282	273

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Unbilled revenues represent amounts not yet billed related to partner referral fees, subscription fees for Plus merchants, shipping charges and transaction fees as of the condensed consolidated balance sheet date.

The allowance for credit losses reflects the Company's best estimate of probable losses inherent in the unbilled revenues and trade receivables accounts. The Company determined the provision based on known troubled accounts, historical experience, supportable forecasts of collectibility and other currently available evidence.

Activity in the allowance for credit losses was as follows:

	Three months ended		Six months ended
	June 30, 2024 $	June 30, 2023 $	June 30, 2024 $	June 30, 2023 $
Balance, beginning of the period	16	14	13	16
Provision for (reversal of) credit losses related to uncollectible receivables	2	(3)	8	2
Write-offs	(3)	(2)	(6)	(9)
Balance, end of the period	15	9	15	9
6.Loans and Merchant Cash Advances

	June 30, 2024	December 31, 2023	December 31, 2022
	$	$	$
Loans receivable, gross(1)	850	732	228
Allowance for credit losses related to uncollectible loans receivable	(82)	(60)	(19)
Merchant cash advances receivable, gross	181	180	420
Allowance for credit losses related to uncollectible merchant cash advances receivable	(31)	(36)	(49)
Loans and merchant cash advances, net	918	816	580
(1) Included in the loans receivable gross balance as of June 30, 2024 is $9 of interest receivable (December 31, 2023 - $10, December 31, 2022 - $3).

Certain loans and merchant cash advances are facilitated by the Company and originated by a bank partner, from whom the Company then purchases the loans and merchant cash advances obtaining all rights, title and interest or discount. In the three and six months ended June 30, 2024, the Company purchased $705 and $1,292, respectively, of merchant cash advances and loans to Shopify merchants (June 30, 2023 - $477 and $839). For some loans, the Company sells its full rights, title and interest to third-party investors. We account for the asset transfer as a sale and derecognize the full amount the Company paid to its bank partner to originate the loan and record a gain on sale of the loans sold to the third-party investor as revenue upon transfer of title. In the three and six months ended June 30, 2024, the Company sold $62 and $116, respectively, of loans to third-party investors (June 30, 2023 - $8 and $14).

In the three and six months ended June 30, 2024, the Company recognized revenue of $43 and $82, respectively, related to interest and fees earned on the Company's lending services, which do not represent revenues recognized in the scope of ASC 606, Revenue from Contracts with Customers (June 30, 2023 - $37 and $56).

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Loans

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible loans receivable:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Allowance, beginning of the period	72	25	60	19
Provision for credit losses related to uncollectible loans receivable	24	14	46	22
Loans receivable charged off, net of recoveries	(14)	(3)	(24)	(5)
Allowance, end of the period	82	36	82	36

The following table presents the delinquency status of the gross amount of merchant loans by year of origination. The delinquency status is determined based on the number of days past the contractual or expected repayment date for which the Company anticipates to receive the amounts outstanding. The "current" category represents balances that are within 29 days of the contractual repayment dates, or within 29 days of the expected repayment date.

	June 30, 2024
	Year of origination
	2024	2023	Total	Percent
Current	$694	$104	$798	93.9%
30-59 Days	2	2	4	0.5%
60-89 Days	1	3	4	0.5%
90-179 Days	2	6	8	0.9%
180+ Days	8	28	36	4.2%
Total	$707	$143	$850	100.0%

	December 31, 2023
	Year of origination
	2023	2022	Total	Percent
Current	$696	$—	$696	95.1%
30-59 Days	5	—	5	0.7%
60-89 Days	2	—	2	0.3%
90-179 Days	7	—	7	0.9%
180+ Days	22	—	22	3.0%
Total	$732	$—	$732	100.0%

The Company maintains an internal monitoring list related to its outstanding loans. A merchant's ability and willingness to repay the financing receivables outstanding under the program is analyzed for a variety of factors that include, but are not limited to: current or expected age of the financing, merchant subscription or financing status, merchant GMV trends and other changes to merchant credit profiles.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Merchant Cash Advances

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible merchant cash advances receivable:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Allowance, beginning of the period	32	48	36	49
Provision for credit losses related to uncollectible merchant cash advances receivable	4	5	7	13
Merchant cash advances receivable charged off, net of recoveries	(5)	(7)	(12)	(16)
Allowance, end of the period	31	46	31	46

7.Deferred Revenue

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Balance, beginning of the period	479	556	498	564
Deferral of revenue	110	128	166	173
Recognition of deferred revenue	(121)	(138)	(196)	(191)
Balance, end of the period	468	546	468	546

	June 30, 2024	June 30, 2023
	$	$
Current portion	298	310
Long-term portion	170	236
	468	546

The opening balances of current and long-term deferred revenue were $296 and $268, respectively, as of January 1, 2023.

As of June 30, 2024, the long-term deferred revenue, excluding non-cash consideration received, will be recognized ratably over the remaining terms of the contracts with the customers, which range from two to three years.

The Company has received non-cash consideration in the form of equity investments in exchange for services to be rendered as part of strategic partnerships. As the Company is required to provide referral services and other services to support the partners' merchant offerings over the period of the performance obligations, revenue is deferred and recognized over time on a ratable basis over the expected terms of the contracts.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

The table below summarizes the gross changes in deferred revenue associated with this non-cash consideration received for the six months ended June 30, 2024 and 2023:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Balance, beginning of the period	249	351	284	382
Non-cash consideration received in exchange for services	—	43	—	60
Revenue recognized related to non-cash consideration	(21)	(39)	(56)	(87)
Balance, end of the period	228	355	228	355

Current portion			64	128
Long term portion			164	227
			228	355

The Company will recognize this revenue ratably over the remaining terms of the respective strategic partnership service agreements, which range from one to five years.

8.Convertible Senior Notes

In September 2020, the Company issued $920 aggregate principal amount of 0.125% convertible senior notes due 2025 (the "Notes"). The net proceeds from the issuance of the Notes were $908 after deducting underwriting fees and offering costs.

The interest on the Notes is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. The Notes will mature on November 1, 2025, unless earlier redeemed or repurchased by the Company or converted pursuant to their terms.

The Notes have a conversion rate of 6.9440 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to a conversion price of approximately $144.01 per share, adjusted to give effect to the share split effected in June 2022. The conversion rate is subject to adjustment following the occurrence of certain specified events, as set out or defined in the supplemental indenture governing the Notes. In addition, upon the occurrence of a make-whole fundamental change prior to the maturity date or upon our issuance of a notice of redemption, as set out or defined in the supplemental indenture governing the Notes, the Company will, in certain circumstances, increase the conversion rate by a number of additional Class A subordinate voting shares for a holder that elects to convert its Notes in connection with such make-whole fundamental change or during the relevant redemption period.

The Company accounts for the Notes as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Notes, less total offering costs, plus any amortization of offering costs. Total offering costs upon issuance of the Notes were $12 and are amortized to interest expense using the effective interest rate method over the contractual term of the Notes. Interest expense is recognized at an annual effective interest rate of 0.38% over the contractual term of the Notes.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

The net carrying amount of the outstanding Notes was as follows:

	June 30, 2024	December 31, 2023
	$	$
Principal	920	920
Unamortized offering costs	(3)	(4)
Net carrying amount	917	916

In the three and six months ended June 30, 2024, the Company recognized $1 and $1 (June 30, 2023 - $1 and $1), respectively, of contractual interest expense, and recognized $nil and $1 (June 30, 2023 - $nil and $1) of amortization of offering costs, related to the outstanding Notes.

As of June 30, 2024, the estimated fair value of the Notes was approximately $859 (December 31, 2023 - $865). The estimated fair value was determined based on the last executed trade for the Notes of the reporting period in an over-the-counter market, which is considered as Level 2 in the fair value hierarchy.

9.Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As of June 30, 2024 and December 31, 2023, the effective rate was 7.25% and 7.50%, respectively, and no cash amounts were drawn under this credit facility.

10.Contingencies

From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters.

In the third quarter of 2022, a jury in the U.S. District Court for the District of Delaware returned a verdict finding that the Company infringed three web technology patents owned by Express Mobile, Inc. and the Company recorded an estimated liability in that period for damages and potential interest of $55 million. The Company filed a post-trial motion for judgment as a matter of law. In the second quarter of 2024, the court granted that motion, vacating the jury verdict in its entirety and mooting the plantiff's motion for pre- and post-judgement interest.

As a result of this decision, the Company has reversed the previously recorded liability in the three and six months ended June 30, 2024 within "General and administrative" in the condensed consolidated statement of operations and comprehensive income (loss), as a loss contingency was no longer considered probable.

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation or claims. The Company is not aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

11.Related Parties

The Company has a commercial agreement with Flexport, a company in which it has an equity method investment. The Company will earn a share of revenues for orders processed or otherwise sent through services provided by Shopify. The Company recognized $nil revenue in the three and six months ended June 30, 2024 related to this agreement. In the first quarter of 2024, the Company commenced a separate agreement with Flexport to provide co-marketing services for the coordinated marketing of fulfillment-related products and services to current and prospective merchants. In the three and six months ended June 30, 2024, the Company recognized $1 and $2, respectively, of expense related to this agreement in the condensed consolidated statement of operations and comprehensive income (loss). The Company also holds a convertible note in Flexport which is classified within "Equity and other investments'' in the consolidated balance sheets, which is being accounted for using the fair value option. In the three and six months ended June 30, 2024, the Company recognized $8 and $16, respectively, of interest income related to the convertible note within "Interest income" in the condensed consolidated statement of operations and comprehensive income (loss).

12.Shareholders’ Equity

Employee Compensation System

In the first quarter of 2024, the Company added a long-term equity component to its Flex Comp program. The Flex Comp program was launched in 2022, providing employees with a dollar-denominated annual compensation amount ("Wallet Value") that can be allocated between cash, stock options and RSUs on a quarterly basis at the discretion of the employees, subject to certain restrictions around minimum allocations of cash and stock-based compensation. The long-term equity component allows employees to allocate a portion of their Wallet Value to RSUs, stock options, or a combination of both that, in each case, would vest monthly over a three year period. Initially, the Flex Comp program only included a short-term equity component, with awards that vested monthly over a three month period.

Stock-Based Compensation

As of June 30, 2024 there were 413,193,085 shares reserved for issuance under the Company's Second Amended and Restated Stock Option Plan ("SOP") and the Second Amended and Restated Long Term Incentive Plan ("LTIP").

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

The following table summarizes the stock option and RSU award activities under the Company's share-based compensation plans for the six months ended June 30, 2024:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options(1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value(2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2023	11,462,631	49.88	7.09	406	—	4,078,478	58.50
Stock options granted	5,069,516	76.24	—	—	40.11	—	—
Stock options exercised	(802,688)	7.89	—	—	—	—	—
Stock options forfeited	(128,774)	107.64	—	—	—	—	—
RSUs granted	—	—	—	—	—	5,235,477	71.71
RSUs settled	—	—	—	—	—	(2,426,308)	64.77
RSUs forfeited	—	—	—	—	—	(216,182)	60.35
June 30, 2024	15,600,685	60.13	7.72	253	—	6,671,465	66.52

Stock options exercisable as of June 30, 2024	8,101,977	51.73	6.22	208
(1) As of June 30, 2024, 306,360 of the outstanding stock options were granted under the Company's Fourth Amended and Restated Stock Option Plan ("Legacy Option Plan") and are exercisable for Class B restricted voting shares, 15,198,760 of the outstanding stock options were granted under the Company's SOP and are exercisable for Class A subordinate voting shares, and 95,565 of the outstanding stock options were granted under the Deliverr 2017 Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's Class A subordinate voting shares as of June 30, 2024 and December 31, 2023.
As of June 30, 2024 the Company had issued 14,162 deferred share units (DSUs) under its LTIP.

The following table illustrates the classification of stock-based compensation expense in the condensed consolidated statement of operations and comprehensive income (loss), which includes both stock-based compensation and restricted stock-compensation expense:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Cost of revenues	3	1	4	3
Sales and marketing(1)	10	13	21	27
Research and development(1)	70	248	138	349
General and administrative	23	18	48	36
	106	280	211	415
(1) Included in stock-based compensation expense for sales and marketing and research and development is $1 and $164, respectively, of accelerated stock-based compensation for the three and six months ended June 30, 2023.

.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

13.Changes in Accumulated Other Comprehensive (Loss) Income

The following table summarizes the changes in accumulated other comprehensive (loss) income, which is reported as a component of shareholders’ equity, for the six months ended June 30, 2024 and 2023:

	Accumulated Other Comprehensive (Loss) Income
	Six months ended
	June 30, 2024	June 30, 2023
	$	$
Balance, beginning of the period	4	(16)

Other comprehensive (loss) income before reclassifications	(11)	8
Gain on cash flow hedges reclassified from accumulated other comprehensive (loss) income to earnings:
Sales and marketing	—	3
Research and development	2	8
General and administrative	—	1
Other comprehensive (loss) income, net of tax	(9)	20
Balance, end of the period	(5)	4

14.Income Taxes

The Company's provision for, or recovery of, income taxes is determined by applying the estimated annual effective tax rate to income or loss from recurring operations and adding the effects of any discrete income tax items specific to the period.

The Company updates its estimate of the annual effective tax rate each quarter and makes cumulative adjustments if its estimated annual tax rate changes. The Company’s effective tax rate may be subject to fluctuation during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as the mix of forecasted pre-tax earnings in the various jurisdictions in which the Company operates, valuation allowances against deferred tax assets, the recognition and derecognition of tax benefits related to uncertain tax positions and changes in or the interpretation of tax laws in jurisdictions where the Company conducts business.

The Company had a provision for income taxes of $32 and $49 in the three and six months ended June 30, 2024, respectively, primarily on account of earnings in jurisdictions outside of North America (June 30, 2023 - $10 and $18).

The Organization for Economic Co-operation and Development continues to advance efforts with respect to the global minimum tax framework ("Pillar Two"). On June 20, 2024, Canada enacted legislation in accordance with the Pillar Two framework. Many countries have also enacted or are expected to enact Pillar Two legislation. The Company continues to monitor the development and implementation of these rules both in local countries and on a multilateral basis, making it uncertain to predict the ultimate impact in the future. There is no material impact to the consolidated financial statements and results of operations in the three and six months ended June 30, 2024.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

15.Net (Loss) Income per Share

The Company applies the two-class method to calculate its basic and diluted net loss per share as Class A subordinate voting shares and Class B restricted voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis. The Company uses the treasury stock method and if-converted method for calculating the effect of dilutive potential common stock from employee stock options and employee RSUs and from its Notes, respectively.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Numerator:
Net income (loss)	$171	$(1,311)	$(102)	$(1,243)

Denominator:
Basic weighted average number of shares outstanding	1,288,900,183	1,280,407,642	1,288,138,451	1,278,655,866
Weighted average effect of dilutive securities:
Stock options	3,613,930	—	—	—
Restricted share units	996,548	—	—	—
Convertible senior notes	6,388,480	—	—	—
Deferred share units	13,938	—	—	—
Diluted weighted average number of shares	1,299,913,079	1,280,407,642	1,288,138,451	1,278,655,866

Net income (loss) per share:
Basic	$0.13	$(1.02)	$(0.08)	$(0.97)
Diluted	$0.13	$(1.02)	$(0.08)	$(0.97)

Common stock equivalents excluded from net income (loss) per diluted share because they are anti-dilutive:
Stock options	97,134	12,240,157	15,600,685	12,240,157
Restricted share units	406,808	4,801,601	6,671,465	4,801,601
Convertible senior notes	—	6,388,480	6,388,480	6,388,480
Deferred share units	—	12,474	14,162	12,474
	503,942	23,442,712	28,674,792	23,442,712
(1) When the Notes are dilutive, the after tax effect of debt interest is added back to net income to calculate diluted net income per share.